Exhibit 99.1

FOR IMMEDIATE RELEASE:

Gazit-Globe Reports First Quarter 2017 Financial Results

Continue to execute strategy of increasing direct ownership of real estate and lower leverage;
Expects Economic FFO growth of 3%-5% in 2017

TEL-AVIV, ISRAEL; May 23, 2017 – Gazit-Globe (NYSE; TSX; TASE: GZT), a global owner, developer, and operator of supermarket-anchored shopping centers and retail-based, mixed-use properties located in urban growth markets, announced today its financial results for the first quarter ended March 31, 2017.

The Company today operates through generally three investment categories:

●	Wholly-owned private subsidiaries that are consolidated in its financial statements and in which the Company outlines the strategy, is responsible for their financing activities, and oversees their operations. These operations are conducted through Gazit-Globe Israel (Development) Ltd. and through its subsidiaries in Brazil.

●	Public entities under the Company’s control with similar strategy that are consolidated in its financial statements in which the Company is the largest shareholder. These operations are conducted through Citycon Oyj and through Atrium European Real Estate Limited.

●	Public entities in which the company has a material interest (but not control). These entities are First Capital Realty Inc., which is presented according to the equity method, and Regency Centers Corporation, which is presented at market value as a financial asset.

Highlights for the First Quarter of 2017:

(in NIS millions except per share data)	3 months ended March		Change
	2017	2016	%
Property rental income	698	714	(2.2%)
NOI	477	493	(3.2%)
NOI adjusted for exchange rates	477	462	3.2%
Same Property NOI Growth	3.9%		-
Same Property NOI Growth Excluding Russia	2.6%		-
Economic FFO	174	137	27%
Economic FFO per share (NIS)	0.89	0.70	27%
Economic FFO adjusted for exchange rate	174	127	37%
Economic FFO adjusted for exchange rate per share (NIS)	0.89	0.65	37%
Loss attributable to equity holders of the company	(276)	(278)	-
Diluted Loss per share attributable to equity holders of the Company (NIS)	(1.44)	(1.44)	-

GAZIT GLOBE

1 Derech Hashalom St. Tel Aviv 6789201 Israel Tel: +972-3-6948000 Fax: +972-3-6961910 www.gazit-globe.com

(in NIS million except per share data)	31/03/2017	31/12/2016
Shareholder’s Equity	9,084	8,158
Shareholder’s Equity Per Share	46.4	41.7
Net Debt to Total Assets (LTV) (Consolidated)	53.7%	50.1%
Net Debt to Total Assets (LTV) (Expanded Solo)	53.6%	62.0%

●	Investments in acquisition, development and redevelopment in the first quarter totaled NIS 1.13 billion (US$ 310 million). In addition, in the first quarter, the Company disposed of non-core assets totaling NIS 412 million (US$ 113.4 million).

●	As of March 31, 2017, the Company and its subsidiaries had cash, cash equivalents and undrawn revolving credit facilities in the aggregate amount of NIS 6.8 billion (US$ 1.87 billion), of which NIS 3.4 billion (US$ 0.94 billion) was at the Company level. In addition, First Capital Realty Inc. had liquidity including available undrawn credit facilities of NIS 1.8 billion (US$ 0.5 billion).

●	Cash flow from operating activities totaled NIS 192 million (US$ 53 million), as compared to NIS 290 million (US$ 80 million) in the same quarter in 2016.

●	The net fair value gain of investment properties and properties under development was NIS 50 million (US$ 13.7 million), as compared to a fair value gain of NIS 103 million (US$ 28.3 million) in the same quarter in 2016.

●	Gazit Globe’s US subsidiary Equity One completed the merger transaction with Regency Centers Corporation.

●	Deconsolidation of First Capital Realty Inc. following the sale of 9 million shares in March 2017, and as of Q1 2017, presentation of First Capital Realty Inc., in the Company's financial statements in accordance with the equity method.

●	Subsequent to the quarter end, Gazit Globe formed Gazit Horizons, Inc., to invest in income producing real estate throughout the United States. As previously announced, the Company has named Jeffrey Mooallem, a 19 year veteran of the real estate industry, President and Chief Executive Officer. Mr. Mooallem most recently served as a Managing Director at Federal Realty Investment Trust; and previously held executive positions at Equity One, Inc.

"We continue to see strong performance from all our operating platforms, private and public, which will help us continue to execute our strategy, Dori J. Segal, Vice-Chairman and CEO Commented. "The first quarter of 2017 had stronger than usual Economic FFO per share which we expect will moderate throughout the rest of the year given the sale of shares in the end of the quarter and some more impact from currency exchange rates."

Acquisition, Development, Redevelopment and Capital Recycling Activities:

●	During the first quarter, the Group invested NIS 1,130 million, which included NIS 310 million invested in the acquisition of an income-producing property totaling 19,000 square meters, as well as NIS 820 million in development and redevelopment projects.

●	As of March 31, 2017, the Group had two properties under development with a gross leasable area (GLA) of 40,000 square meters and a total investment of NIS 847 million, and 14 properties under redevelopment with a GLA of 213,000 square meters and a total investment of NIS 4.4 billion. The cost to complete of the properties under development and redevelopment totaled NIS 1.8 billion.

●	Subsequent to the quarter end, Gazit Brasil has acquired the remaining 30% stake in Extra Itaim, located on one of the main avenues in Sao Paulo city, Juscelino Kubitschek “JK” Avenue, for R$94M. (Approx. US$ 29.7 million).

GAZIT GLOBE

1 Derech Hashalom St. Tel Aviv 6789201 Israel Tel: +972-3-6948000 Fax: +972-3-6961910 www.gazit-globe.com

2

Financing Activities in Q1 2017:

●	The average interest rate in the quarter reflect average nominal annual interest of 3.6% on the interest-bearing debt of the Company and its subsidiaries, as compared with 4.1% in the comparable quarter of the prior year and 4.0% in 2016.

●	The Company will distribute a quarterly cash dividend of NIS 0.35 per share, payable on July 3, 2017 to shareholders of record as of June 20, 2017.

Economic FFO Guidance

The 2017 guidance is based on the following assumptions:

●	Our investees' guidance that for the most part are disclosed.

●	Exchange and interest rates as of the filling date.

●	No significant investments, acquisitions and disposals, other than developments.

●	No material unexpected and abrupt events in the business.
	1-3/17 Actual	2017 Guidance	2016 Actual
Economic FFO (NIS in million)	174	606 - 626	591
Economic FFO per share (NIS)	0.89	3.10 - 3.20	3.02

ACCOUNTING AND OTHER DISCLOSURES

References to the “Group” relate to Gazit-Globe’s consolidated statements. References to the “Company” relate to Gazit-Globe’s stand-alone financial statements. Unless otherwise stated, financial information included in this press release relates to the “Group”.

The Company believes that publication of FFO, which is computed according to EPRA guidance, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared in line with IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European real estate companies.

In addition, pursuant to the investment property guideline issued by the Israel Securities Authority in January 2011, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies on the basis of the EPRA criteria. As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to generally accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income. Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

GAZIT GLOBE

1 Derech Hashalom St. Tel Aviv 6789201 Israel Tel: +972-3-6948000 Fax: +972-3-6961910 www.gazit-globe.com

3

CONFERENCE CALL/WEB CAST INFORMATION

Gazit-Globe will host a conference call and webcast in English on Tuesday, May 23rd, 2017 at 5:00 pm Israel Time / 10:00 US Eastern Time, to review the first quarter ended March 31, 2017 financial results. Shareholders, analysts and other interested parties can access the conference call by dialing: United States 1888 668 9141, Canada 1866 485 2399, United Kingdom 0800 917 5108, International / Israel +972 3 9180644

A presentation and replay of the call will be available on the company’s website under "Investor Relations" at: www.gazitglobe.com

Webcast link: http://www.veidan-stream.com/?con=Gazit Globe Q1 2017 Results Conference Call

About Gazit-Globe

Gazit-Globe is a global owner developer and operator of supermarket-anchored shopping centers and retail-based, mixed-use properties in North America, Brazil, Israel, northern, central and Eastern Europe, located in urban growth markets. Gazit-Globe is listed on the New York Stock Exchange (NYSE: GZT), the Toronto Stock Exchange (TSX: GZT) and the Tel Aviv Stock Exchange (TASE: GZT) and is included in the TA-35 index in Israel. As of March 31, 2017 Gazit-Globe owns and operates 136 properties, with a gross leasable area of approximately 2.6 million square meters and a total value of approximately NIS 36 billion. In addition, the Company owns 32.7% of First Capital Realty Inc and 11.5% of Regency Centers Corporation.

FOR ADDITIONAL INFORMATION

A comprehensive copy of the Company’s financial report is available on Gazit-Globe website at www.gazitglobe.com

Investors Contact: IR@gazitgroup.com, Media Contact: PR@gazitgroup.com

Gazit-Globe Headquarters, Tel-Aviv, Israel, Tel: +972 3 6948000

FORWARD LOOKING STATEMENTS

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

GAZIT GLOBE

1 Derech Hashalom St. Tel Aviv 6789201 Israel Tel: +972-3-6948000 Fax: +972-3-6961910 www.gazit-globe.com

4